Momentus Inc.
3901 N. First Street
San Jose, California 95124
(650) 564-7820

July 7, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Attention: Kristin Baldwin

Re:	Momentus Inc.
Registration Statement on Form S-1
File No. 333-287942

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: Wednesday, July 9, 2025
Requested Time: 10:00 a.m., Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Momentus Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will become effective at 10:00 a.m., Eastern Time, on Wednesday, July 9, 2025, or as soon thereafter as is practicable.

Please contact Stephen Hinton of Bradley Arant Boult Cummings LLP, the Company’s legal counsel, at (615) 244-2582, if you have any questions or concerns regarding this matter. Thank you in advance for your assistance.

Sincerely,

MOMENTUS INC.

By:	/s/ Lon Ensler
Name: Lon Ensler
Title: Interim Chief Financial Officer

cc: Stephen Hinton, Bradley Arant Boult Cummings LLP